Exhibit 99.1

CAZOO AGREES SALE OF GERMAN SUBSCRIPTION BUSINESS

London and New York, February 17, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or the “Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has agreed to sell its German subscription business, Cluno GmbH, to ViveLaCar GmbH and The Platform Group GmbH & Co. KG. The financial terms of the transaction were not disclosed, the total portfolio includes several thousand cars in the German market.

The disposal concludes Cazoo’s withdrawal from the German market as part of its strategy to focus exclusively on the UK market. The agreement includes 100% of the capital and voting rights of the company Cluno GmbH and the Cluno brand along with the associated assets. All employees of Cluno will transfer to ViveLaCar GmbH as part of the agreement.

Following this transaction, together with previously announced sales of other businesses and assets in Europe, the withdrawal of Cazoo from mainland Europe is now largely complete.

Ends

About Cazoo - www.cazoo.co.uk

Cazoo is the UK’s largest independent used car retailer. Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

About ViveLaCar – www.vivelacar.com

ViveLaCar GmbH is a mobility fintech company from Stuttgart/Germany and part of the Platform Group GmbH & Co. KG in Wiesbaden. ViveLaCar is changing the automotive business and creating added value for all stakeholders with innovative solutions. The focus is on significantly improving the added value of automobiles, conserving resources, and creating a perfect user experience for customers. VALOR®, the business application developed by ViveLaCar, maximizes revenues for dealers and offers customers the perfect car subscription. As a contract partner, ViveLaCar guarantees barrier-free, 100% digital processing, as well as the highest levels of customer service always. A few clicks is all it takes to access a wide range of the latest vehicles of many different brands and models on the platform www.ViveLaCar.com, for which subscriptions can be taken out. ViveLaCar is already available in Germany, Austria and Switzerland and is running white label car subscription platforms for BMW, MINI, Hyundai, Renault, and Mercedes Benz AG.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo Group Ltd (“Cazoo”) may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from Cazoo’s business realignment plan, the winddown of its operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Cazoo

Investor Relations:

Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

ViveLaCar

Investors contact:

Mathias Albert, Founder and CEO ViveLaCar, mathias.albert@vivelacar.com

Media

Stephan Lützenkirchen, Communications Director ViveLaCar, Stephan.luetzenkirchen@vivelacar.com